02046828

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR JUNE 24, 2002

Telefónica del Perú
(Exact name of Registrant as specified in its charter)

Telefonica of Peru
(Translation of Registrant's name into English)

Avenida Arequipa 1155
Santa Beatriz, Lima, Perú
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELEFÓNICA DEL PERÚ

TABLE OF CONTENTS

GGR-135-A-0236-2001

July 18, 2002

On July 17, the Board of Directors of Telefónica del Perú S.A.A. accepted the resignation as director representing the Class B shareholders and as member of the Executive Commettee of the Board of Directors, of Mr. Rafael Hernández García, identified with passport No. 9801692, Spanish. At the same time, was accepted the resignation, as alternate director, of Mr. Michael Duncan Cary.barnard, identified with L.E. No. 10803501.

GGR-135-A- -2001
Lima, 18 de julio de 2002

Señores
COMISIÓN NACIONAL SUPERVISORA DE EMPRESAS Y VALORES –CONASEV-
Presente.-

Ref.-Hecho de Importancia

De nuestra consideración:

Por medio de la presente comunicación, nos dirigimos a ustedes en cumplimiento del artículo 28° de la Ley del Mercado de Valores y de la Resolución CONASEV N° 307-95-EF/94.10, para informarles que el 17 de julio pasado el Directorio de Telefónica del Perú S.A.A. aceptó la renuncia formulada por el señor Rafael Hernández García, de nacionalidad española, identificado con pasaporte N° 9801692, a los cargos de director en representación de los accionistas de Clase B y miembro del Comité Ejecutivo del Directorio. En igual sentido, el Directorio aceptó la renuncia al cargo de director formulada por el señor Michael Duncan Cary-Barnard, identificado con L. E. N° 10803501 -alterno del señor Hernández-.

Sin otro particular, quedamos de ustedes.

Atentamente,

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÓNICA DEL PERÚ S.A.A.

Dated: July 24, 2002

By: ______________________
Name: Víctor Carlos Schwartzmann
Title: Secretary